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As filed with the Securities and Exchange Commission on January 7, 2005

Registration No. 333-120740

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

THE FIRST MARBLEHEAD CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation)	04-3295311 (I.R.S. Employer Identification Number)

The Prudential Tower
800 Boylston Street, 34th Floor
Boston, MA 02199
(800) 895-4283
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Donald R. Peck
Executive Vice President, Chief Financial Officer, Treasurer and Secretary
The First Marblehead Corporation
The Prudential Tower
800 Boylston Street, 34th Floor
Boston, MA 02199
(800) 895-4283
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Peter B. Tarr, Esq. Susan W. Murley, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Regina M. Pisa, Esq. Martin Carmichael III, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), SHALL DETERMINE.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated January 7, 2005

Prospectus

3,420,527 shares

Common stock

This is a public offering of shares of common stock of The First Marblehead Corporation. All of the shares to be sold in this offering are being sold by the selling stockholders identified in this prospectus. First Marblehead will not receive any of the proceeds from the sale of shares.

Our common stock is listed on the New York Stock Exchange under the symbol "FMD." The last reported sale price of our common stock on January 6, 2005 was $58.11 per share.

Following this offering, our directors and executive officers, and entities affiliated with them, will beneficially own approximately 52% of our common stock.

See "Risk Factors" beginning on page 11 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Initial price to the public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 3,420,527 shares of common stock, the underwriters have the option to purchase up to an additional 513,078 shares from the selling stockholders at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                           , 2005.

JPMorgan	Goldman, Sachs & Co.
Bear, Stearns & Co. Inc.

                           , 2005.

i

Prospectus summary

This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus, including the documents incorporated by reference herein, carefully, especially the risks of investing in our common stock discussed under "Risk Factors" on pages 11 through 25, and the consolidated financial statements and notes to those consolidated financial statements incorporated by reference herein, before making an investment decision. We use the term "First Marblehead," the "Company," "we," "us" and "our" in this prospectus to refer to the business of The First Marblehead Corporation and its subsidiaries. Our fiscal year ends on June 30. Accordingly, a reference to "fiscal 2004" means the 12-month period that ended on June 30, 2004.

The First Marblehead Corporation

Overview

First Marblehead provides outsourcing services for private education lending in the United States. We help meet the growing demand for private education loans by providing national and regional financial and educational institutions, as well as businesses and other enterprises, with an integrated suite of design, implementation and securitization services for student loan programs tailored to meet the needs of their respective customers, students, employees and members. In providing our services, we do not serve as a lender, guarantor or loan servicer, but instead receive fees for the services we provide in connection with processing and securitizing our clients' loans. We focus primarily on loan programs for undergraduate, graduate and professional education, and, to a lesser degree, on the primary and secondary school market. Private education loans are not guaranteed by the U.S. government and are funded by private sector lenders. In fiscal 2003, we facilitated more than $1.0 billion in loan disbursements. In fiscal 2004, we facilitated over $1.8 billion in loan disbursements for students at over 4,800 schools. During the first quarter of fiscal 2005, we facilitated approximately $1.03 billion in loan disbursements for students at over 4,400 schools.

We enable our clients to offer student and parent borrowers competitive loan products, while managing the complexities and risks of these products. We provide our clients with a continuum of services, from the initial phases of program design through application processing and support to the ultimate disposition of the loans through securitization transactions that we structure and administer. We have developed loan processing and support systems that are designed to accommodate new clients, additional loan products and incremental loan volume. We also own a proprietary database with more than 19 years of historical information on private student loan performance, which helps us to facilitate the structuring and pricing of our clients' loan programs and to supervise the servicing and default management processes for the securitized loans. In addition, our proprietary database increases the efficiency of the securitizations of our clients' loans by enabling us to provide to participants in the securitization process historical payment, default and recovery data on which to base estimates as to credit losses and reserve rates. We processed over 252,000 loan applications in fiscal 2003, over 560,000 loan applications in fiscal 2004 and approximately 375,000 loan applications in the first quarter of fiscal 2005.

We have provided structural, advisory and other services for 23 securitization transactions since our formation in 1991. We facilitated three securitizations in each of fiscal 2002, 2003 and 2004. The volume of student loans for which we facilitated securitizations increased from $298 million in fiscal 2002, to $560 million in fiscal 2003, to $1.25 billion in fiscal 2004.

We offer services in connection with loan programs targeted at two major primary channels: private label programs and the Guaranteed Access to Education, or GATE, programs. Lenders and third parties who are not themselves lenders market private label programs directly to prospective student borrowers and their families and to educational institutions. Businesses, unions and affinity groups and other organizations also offer these programs to their employees or members. We provide private label loan services to 15 of the 20 largest originators of federally guaranteed student loans. Bank One Education Finance Corporation, which is an affiliate of J.P. Morgan Chase & Co., together with Bank of America N.A. and Charter One Bank, N.A., are our three most significant clients.

Educational institutions, in conjunction with the program lender, offer GATE programs directly to student borrowers. Bank of America is the exclusive program lender for our GATE programs.

Education Finance Market

The U.S. post-secondary education finance market is large and growing. According to the U.S. Department of Commerce, expenditures for post-secondary education in 2002 totaled over $290 billion. The two main drivers of the size and growth prospects of this market are enrollment population and cost of attendance. According to the U.S. Department of Education, from 1988 to 2000, enrollment in post-secondary, degree granting institutions increased by 17%, despite a decrease of approximately 1% in the largest segment of the college-age population, 18- to 24-year olds. Based solely on projected growth in the college-age population, the U.S. Department of Education projects a median increase in enrollment of 19% between 2000 and 2013. The College Board, a national not-for-profit education services association and industry reference on college costs and student aid, estimates that between the 1993-1994 and 2003-2004 academic years, the average amount of tuition, which is the largest component of the cost of attendance, increased on an inflation adjusted basis by approximately 44% at four-year public institutions and approximately 35% at four-year private institutions. Between 1993 and 2004, median annual household income grew only 6% on an inflation adjusted basis. Between the 2003-2004 and 2004-2005 academic years, the average annual tuition and fees for public four-year institutions increased by 10.5% according to the College Board. Average private four-year college tuition and fees increased by 6% during the same period.

To help students defray the rising costs of education and the growing gap between the costs and household incomes, according to the College Board, federal, state and private sources provided approximately $122 billion in financial aid in the 2003-2004 academic year, the most recent period for which data are available. Of this total, loans represented approximately 56%, or $67.8 billion, while grants, education tax credits and work-study made up the balance. Most of these loans were funded directly by the federal government or funded by private lenders and guaranteed by the federal government. The College Board estimates that private loans totaled approximately $10.6 billion in the 2003-2004 academic year. Since the College Board began collecting data on private loans in the 1995-1996 academic year, the volume of private loans has increased over fivefold, representing a compound annual growth rate of approximately 32.6%. This growth has far outpaced the compound annual growth rate on an inflation adjusted basis in federal loan volume of approximately 8.9% over the same period.

Private Student Lending Overview

The lifecycle of a private student loan, which can be over 20 years long, consists of a series of processes and involves many distinct parties. Because the activities of these parties are largely uncoordinated but heavily regulated, the processes associated with designing, implementing, financing and administering student loan programs are complex, resource intensive and costly. We provide services in connection with each of the five typical phases of the student loan lifecycle, offering our clients a single point of interface for:

•  Program Design and Marketing. Lenders and educational institutions face an array of decisions in designing a student loan program, including borrower eligibility and creditworthiness criteria, loan characteristics and costs, and various legal and compliance issues. We help our clients design their private loan programs. Our loan program design approach begins with a standard set of pricing options, legal agreements and third-party relationships that we then customize for our clients in order to satisfy their particular needs.

•  Borrower Inquiry and Application. Because private student loans are often used to bridge the gap between school costs and available funds, including family resources, federal and state loans and grants, many potential borrowers must navigate multiple application processes. Consequently, lenders and educational institutions must invest in an appropriate infrastructure, including a staff of customer service personnel who have a thorough understanding of both the terms and competitive advantages of their private loan programs and the financial aid process as a whole. We have developed processing platforms, applications and infrastructure, supplemented by customized vendor solutions, which our internal customer service department uses to provide loan application services for our private label programs. For our GATE clients, we work with a third party loan servicer to effect application processing and loan origination.

•  Loan Origination and Disbursement. Loan providers evaluate the information applicants provide together with credit reports either to approve or deny the loan. For our private label programs, when a loan application is approved, we generate a promissory note, and the lender deposits the loan funds into an account with The Education Resources Institute, Inc., or TERI, the nation's oldest and largest guarantor of private student loans. Once we obtain all applicant data, including the signed note and any income or enrollment verification, we disburse the loan funds on behalf of TERI. For our GATE loan programs, a third party loan servicer provides loan origination and disbursement services under our supervision.

•  Loan Securitization. Although some lenders originate loans and then hold them for the life of the loan, many lenders originate and then seek to dispose of the loans, either through a sale of whole loans or by means of a securitization. Structuring securitizations requires a high level of specialized knowledge and experience regarding both the capital markets generally, and the repayment characteristics and defaults on the part of student borrowers specifically. We do not charge separate fees for many of the outsourcing services we provide. Instead, we generally enter into agreements with the lenders giving us the exclusive right to securitize the loans that they do not intend to hold, and we receive structural advisory fees and residuals for facilitating securitizations of these loans. In addition, we receive administrative fees for management of the trusts that hold the loans. Revenue from new securitizations constituted

78% of our total service revenue in fiscal 2004, 73% of our total service revenue in fiscal 2003 and 64% of our total service revenue in fiscal 2002. Substantially all of our net income in those fiscal periods was attributable to securitization-related revenue.

•  Loan Servicing. While student loans are outstanding, lenders or securitization trusts must provide administrative services relating to the loans, including processing deferment and forbearance requests, sending out account statements, and collecting and crediting payments received from borrowers. As administrator of the trusts that have purchased the private label and GATE loans, we monitor the performance of the loan servicers. In this capacity we confirm compliance with servicing guidelines and review default prevention and collection activities. We receive administrative fees from the trusts for daily management of the trusts and for these services.

Given the complex administrative, legal, risk-assessment and financing requirements of private student loan programs, we believe that many financial institutions and educational institutions will seek to outsource activities relating to these programs, in order to take advantage of the types of specialized knowledge and well-developed information processing capabilities that we provide.

Our Competitive Strengths

We believe the comprehensive nature and flexibility of our services, our well-developed relationships within the student loan industry and our specialized knowledge and experience, provide us with significant competitive advantages:

•  Wide range of private education loan services. Since 1991, we have developed an expertise in facilitating all phases of the private student loan lifecycle, enabling our clients to outsource the implementation of their private loan programs so that they can focus on their core businesses.

•  Exclusive focus on private student loans. We offer a means for our lender clients to participate in the growing private segment of the student loan market without competing with their federal student loan business.

•  Consultative sales process and flexible loan programs. We offer customized and flexible loan programs to meet the specific needs of our clients and to allow clients to make informed choices about all aspects of their loan programs.

•  Strong pricing and risk management capabilities based on proprietary data. We believe that our proprietary database with more than 19 years of private student loan performance data provides significant competitive advantages in pricing student loans, analyzing risk trends and structuring securitizations.

•  Scalable processing and support platform. We have designed our processing and support systems to accommodate new clients, loan products and incremental loan volume.

•  Experienced capital markets group. The six senior members of our capital markets group have a combined experience of over 75 years in the asset backed securities industry. We have structured and completed 23 securitization transactions since our formation in 1991, including the first securitization comprised exclusively of private student loans and the first publicly registered securitization of private student loans.

In June 2001, we significantly enhanced our risk management and loan processing capabilities through a relationship with TERI. We acquired TERI's loan processing operations, including its historical database, but not its investment assets or guarantee liabilities. In purchasing the historical database, we gained exclusive possession of information that had been gathered by TERI from 1985 to 2001 on private loan origination and performance as well as the exclusive right to receive updates to this information. Additionally, 161 members of TERI's staff became our employees. In connection with the transaction, we also entered into a series of agreements with respect to loan processing services, database updates and the securitization of TERI-guaranteed loans. In October 2004, we exercised our option to renew each agreement for an additional five-year term through June 2011. TERI offers guarantee products for student loan programs in exchange for a fee based on the loan type and risk profile of the borrower. Because TERI is a not-for-profit corporation, defaults on TERI-guaranteed student loans have been held to be non-dischargeable in bankruptcy proceedings. Since its inception in 1985, TERI has guaranteed approximately $8.1 billion of private education loans for students at more than 7,000 schools nationally and internationally.

Risk Factors

An investment in our common stock involves risks. For a discussion of factors you should consider before deciding to invest in our common stock, we refer you to the risks described below and to "Risk Factors."

•  We derive a significant portion of our revenue and substantially all of our income from structuring securitization transactions, and our financial results and future growth would be adversely affected if we are unable to structure securitizations.

•  Following this offering, our directors and executive officers, and entities affiliated with them, will beneficially own approximately 52% of our common stock and will be able to control the election of directors and other matters requiring stockholder approval.

•  The timing of our securitization activities will greatly affect our quarterly financial results. We did not structure a securitization in our first fiscal quarter ended September 30, 2004.

•  If our relationships with key clients terminate, our revenue and results of operations would be adversely affected. Structural advisory fees and residuals from securitization of Bank One and Charter One private label loans materially affect our total service revenue. Structural advisory fees and residuals upon securitization of:

  •
  Bank One private label loans represented approximately 43% of our total service revenue for fiscal 2004 and 59% of our total service revenue for fiscal 2003; and

  •
  Charter One-funded private label loans represented approximately 17% of our total service revenue for fiscal 2004 and 2% of our total service revenue for fiscal 2003.

  Bank of America is the exclusive program lender for our GATE programs, and we have the exclusive right to securitize GATE loans originated by Bank of America. We generate revenue from our GATE programs primarily by receiving structural advisory fees and residuals for facilitating securitizations of these Bank of America loans. In fiscal 2004, we structured securitizations of approximately $98 million of GATE loans originated by Bank of America.

•  We have never declared or paid any cash dividends on our capital stock and we do not anticipate declaring or paying any cash dividends in the foreseeable future.

Recent Developments

In the second quarter of fiscal 2005, we facilitated disbursement of private student loans in an aggregate principal amount of approximately $560 million. Approximately $450 million of this amount was available to us for securitization. In the comparable period of fiscal 2004, we facilitated disbursement of loans in an aggregate principal amount of approximately $360 million. Approximately $270 million of this amount was available to us for securitization.

The dollar volume of the loans facilitated during the second quarter of fiscal 2005 and available to us for securitization increased 66% as compared to the second quarter of fiscal 2004.

On October 28, 2004, The National Collegiate Student Loan Trust 2004-2 closed a $1.12 billion securitization transaction enabling it to purchase private student loans with a principal and accrued interest balance of approximately $807 million. We received up-front structural advisory fees of approximately $65 million, or 8.1% of the loan balance securitized, for our services leading to the closing of this transaction. In addition, over the term of the securitization trust, we expect to receive additional structural advisory fees from the securitization trust with a discounted present value of approximately $10 million, or 1.2% of the loan balance securitized, as well as residual revenue with a discounted present value of approximately $57 million, or 7.1% of the loan balance securitized.

In October 2004, we entered into a supplement to our master loan guaranty agreement with TERI. The guaranty agreement provides that a portion of the guaranty fees earned by TERI upon the disbursement of student loans are placed in a segregated reserve account, which we refer to as the pledge account, which is held as collateral to secure TERI's obligation to purchase defaulted student loans. Once the student loans are securitized, the pledge account is pledged to the securitization trust that purchased the loans. Our guaranty agreement with TERI also provides that the terms of the securitization trust agreement will provide for a beneficial interest for TERI of 25 percent of the residual value of the TERI-guaranteed loans owned by such securitization trust.

The guaranty agreement entitles TERI to retain a portion of its guaranty fees, which we refer to as the administration fees, rather than place them in the pledge account. The administration fees had been limited to 150 basis points multiplied by the principal amount of the TERI-guaranteed loans originated. The supplement to the guaranty agreement provides TERI with the right to elect once each fiscal year to increase the amount of the administration fees by 25 basis points, with a corresponding reduction from 25 percent to 20 percent in TERI's ownership of the residual value of the TERI-guaranteed loans purchased during that year by the securitization trust and a resulting increase from 75 percent to 80 percent in our residual ownership. TERI made such an election for the fiscal year ending June 30, 2005.

Our Corporate Information

We formed as a limited partnership in 1991 and were incorporated in Delaware in August 1994. Our principal executive offices are located at The Prudential Tower, 800 Boylston Street, 34th Floor, Boston, Massachusetts 02199. The telephone number of our principal executive offices is (800) 895-4283, and we maintain a website at www.firstmarblehead.com. Information contained on our website does not constitute a part of this prospectus.

First Marblehead and Start Education Loan are our trademarks but are not yet registered. U.S. registration applications are pending. GATE, GATE FAMILY LOAN, GATE Guaranteed Access to Education, prepGATE and National Collegiate Trust are our registered trademarks. All other brand names and trademarks appearing in this prospectus are the property of their respective holders.

The offering

Common stock offered by the selling stockholders: 3,420,527 shares
Common stock to be outstanding after this offering: 65,451,591 shares
Over-allotment option: 513,078 shares
Dividend policy
We currently do not anticipate paying cash dividends on our capital stock. See "Dividend Policy."
Use of proceeds
We will not receive any of the proceeds from the sale of shares in this offering. See "Use of Proceeds."
New York Stock Exchange symbol: FMD

The number of shares of our common stock to be outstanding following this offering is based on 64,570,739 shares of our common stock outstanding as of October 31, 2004, as adjusted to give effect to the exercise, after October 31, 2004, of stock options to purchase 880,852 shares of common stock that are being sold in this offering. This number excludes:

•  2,175,050 shares subject to options vested as of October 31, 2004 and having a weighted average exercise price of $2.57 per share;

•  872,000 shares subject to options unvested as of October 31, 2004 and having a weighted average exercise price of $4.34 per share; and

•  2,152,301 additional shares reserved as of October 31, 2004 for future issuance under our stock based compensation plans, including our employee stock purchase plan.

Except where we state otherwise, the information we present in this prospectus assumes no exercise of the underwriters' over-allotment option.

Summary consolidated financial and other data

The tables below summarize our consolidated statement of income and balance sheet data as of and for the periods indicated. The data as of and for the fiscal years ended June 30, 2004, 2003 and 2002 are derived from our audited consolidated financial statements and accompanying notes and other data, included in our annual report on Form 10-K for the fiscal year ended June 30, 2004 and incorporated by reference in this prospectus. The data as of and for the three months ended September 30, 2004 are derived from our unaudited condensed consolidated financial statements and accompanying notes and other data, included in our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2004 and incorporated by reference in this prospectus. You should read the following information together with the more detailed information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes included in our annual report on Form 10-K for the fiscal year ended June 30, 2004 and in our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2004, each incorporated by reference in this prospectus. Results for the three months ended September 30, 2004 are not necessarily indicative of results expected for the fiscal year ending June 30, 2005 or for any other future period.

	Three months ended September 30,		Fiscal year ended June 30,
(in thousands, except per share data)	2004	2003	2004	2003	2002

	(unaudited)
Consolidated Statement of Income Data:
Service revenue:
Structural advisory fees	$619	$(278)	$97,195	$39,337	$14,760
Residuals	3,460	1,594	64,895	30,027	11,832
Administrative and other fees	968	313	2,114	1,415	475
Processing fees from TERI	17,357	7,840	35,056	20,577	14,192

Total service revenue	22,404	9,469	199,260	91,356	41,259

Operating expenses:
Compensation and benefits	14,880	8,872	34,839	19,816	11,488
General and administrative expenses	16,959	6,339	35,695	16,073	10,652

Total operating expenses	31,839	15,211	70,534	35,889	22,140

Income (loss) from operations	(9,435)	(5,742)	128,726	55,467	19,119

Other (income) expense:
Interest expense	119	120	708	1,561	1,805
Interest income	(482)	(21)	(781)	(105)	(91)
Other income	—	—	(2)	(2)	(131)

Total other (income) expense, net	(363)	99	(75)	1,454	1,583

Income (loss) before income tax (benefit) expense	(9,072)	(5,841)	128,801	54,013	17,536
Income tax (benefit) expense	(3,720)	(2,764)	53,530	22,514	5,307

Net income (loss)	$(5,352)	$(3,077)	$75,271	$31,499	$12,229

Net income (loss) per share, basic	$(0.08)	$(0.06)	$1.27	$0.59	$0.24
Net income (loss) per share, diluted	(0.08)	(0.06)	1.19	0.55	0.23
Weighted average shares outstanding, basic	64,321	53,326	59,048	53,099	51,122
Weighted average shares outstanding, diluted	64,321	53,326	63,516	56,831	54,074

The table below summarizes our unaudited consolidated balance sheet as of September 30, 2004.

September 30, 2004 (in thousands)

(unaudited)
Consolidated Balance Sheet Data:
Cash and other short-term investments	$146,079
Working capital	175,528
Total assets	337,773
Total liabilities	63,905
Total stockholders' equity	273,868

The table below summarizes other financial and operating data as of or for the three months ended September 30, 2004 and 2003 and as of or for each of the fiscal years ended June 30, 2004, 2003 and 2002.

	Three months ended September 30,		Fiscal year ended June 30,
(dollars in thousands)	2004	2003	2004	2003	2002

	(unaudited)
Other Financial and Operating Data:
Number of loans facilitated	108,000	68,000	199,000	123,000	83,000
Dollar amount of loans facilitated	$1,032,000	$621,000	$1,801,000	$1,041,000	$688,000
Dollar amount of loans securitized	$0	$0	$1,250,000	$560,000	$298,000
Operating income margin(1)	—	—	65%	61%	46%
Number of clients at period end	61	45	54	40	27
Number of employees (including seasonal) at period end	673	301	710	296	216

(1)   Equal to income from operations divided by total service revenue.

Risk factors

You should carefully consider the risks described below, together with all of the other information in this prospectus, including the documents incorporated by reference herein, before deciding to invest in our common stock. If any of these risks actually occurs, our business, financial condition or results of operation may suffer. As a result, the trading price of our common stock could decline and you could lose part or all of your investment in our common stock.

We derive a significant portion of our revenue and substantially all of our income from structuring securitization transactions; our financial results and future growth would be adversely affected if we are unable to structure securitizations.

Securitization refers to the technique of pooling loans and selling them to a special purpose, bankruptcy remote entity, typically a trust, which issues securities to investors backed by those loans. We have provided structural advisory and other services for 23 loan securitizations since our formation in 1991, and we receive fees for these services. In connection with securitizations, we receive compensation in the form of structural advisory fees, residuals and administrative fees for management of the trusts. The amount and timing of the fees we recognize are affected, in part, by the size and composition of loan pools to be securitized, the return expectations of investors and assumptions we make regarding loan portfolio performance, including defaults, recoveries, prepayments and the cost of funding. Revenue from new securitizations constituted 78% of our total service revenue for fiscal 2004, 73% of our total service revenue for fiscal 2003 and 64% of our total service revenue in fiscal 2002. Substantially all of our net income in those fiscal periods was attributable to securitization-related revenue.

The timing of our securitization activities will greatly affect our quarterly financial results.

Our quarterly revenue, operating results and profitability have varied and are expected to continue to vary significantly on a quarterly basis. In fiscal 2004, we recognized 5%, 39%, 5% and 51% of our total service revenue in the respective fiscal quarters of 2004. In fiscal 2003, we recognized 7%, 36%, 17% and 40% of our total service revenue in the respective fiscal quarters of 2003. Our quarterly revenue varies primarily because of the timing of the securitizations that we structure. We facilitated no securitizations in the first quarter of fiscal 2005, no securitizations in the first or third quarters of fiscal 2004, one securitization in the second quarter of fiscal 2004 and two securitizations in the fourth quarter of fiscal 2004. The timing of our securitization activities is affected to some degree by the seasonality of student loan applications and loan originations. Origination of student loans is generally subject to seasonal trends, with the volume of loan applications increasing with the approach of tuition payment dates. In fiscal 2004, we processed 34% of our total loan facilitation volume in the first quarter ended September 30, 2003, and 20%, 27% and 19% of our total loan facilitation volume in the respective successive quarters.

A number of factors, some of which are beyond our control, may adversely affect our securitization activities and thereby adversely affect our results of operations.

Our financial performance and future growth depend in part on our continued success in structuring securitizations. Several factors may affect both our ability to structure securitizations and the revenue we generate for providing our structural advisory and other services, including the following:

•  degradation of the credit quality and performance in the loan portfolios of the trusts we structure could reduce or eliminate investor demand for securitizations that we facilitate in the future;

•  prolonged volatility in the capital markets generally or in the student loan sector specifically which could restrict or delay our access to the capital markets;

•  unwillingness of financial guarantee providers to continue to provide credit insurance in the securitizations that we structure or in student loan-backed securitizations generally;

•  adverse performance of, or other problems with, student loan-backed securitizations that other parties facilitate could impact pricing or demand for our securitizations; and

•  any material downgrading or withdrawal of ratings given to securities previously issued in securitizations that we structured could reduce demand for additional securitizations that we structure.

A portion of the securities issued since 1998 in securitization transactions that we structured were sold to asset backed commercial paper conduits. If these or similar asset backed conduits cease to purchase securities in the securitizations that we structure, we may experience a delay in the timing of our securitizations as we seek to find alternate channels of distribution.

Under the terms of some of our contracts with key lender clients, we have an obligation to securitize loans originated by those lenders periodically, typically twice per year. We may agree with other lenders to securitize more frequently in the future. If we do not honor these obligations, we may be required to pay liquidated or other damages, which could adversely affect our results of operations.

In connection with our recognition of revenue from securitization transactions, if the estimates we make, and the assumptions on which we rely, in preparing our financial statements prove inaccurate, our actual results may vary from those reflected in our financial statements.

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenue and expenses, the amount of fees we accrue and related disclosure of contingent assets and liabilities.

We receive structural advisory fees for our services in connection with securitization transactions. We receive an up-front portion of these structural advisory fees when the securitization trust purchases the loans or soon thereafter. We receive an additional portion of these structural advisory fees over time, based on the amount of loans outstanding in the trust from time to time over the life of the loans. We also have the right to receive a portion of the residual interests that the trust creates. As required under accounting principles generally accepted in the United States of America, we recognize as revenue the present value of the additional portion of the structural advisory fees and residuals at the time the securitization trust purchases the loans because they are deemed to be earned before they are actually paid to us. We record additional structural advisory fees and residuals as receivables on our balance sheet at fair value. Accounting rules require that these receivables be marked-to-market. We estimate the fair value both initially and in each subsequent quarter and reflect the change in value in earnings for that period. Our key assumptions to estimate the value include prepayment and discount rates, interest rate trends, the expected credit losses from the underlying securitized loan portfolio, net of recoveries, and the expected timing of cash flows from the trusts' underlying student loan assets. If our assumptions are wrong, the additional structural advisory fees and residuals that we receive from the trusts, could be significantly less than reflected in our current financial statements, and we may incur a material negative adjustment to our earnings in the period in which our assumptions change. For a discussion of the sensitivity of the additional structural advisory fees and residuals to variations in our assumptions and estimates, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary—Application of Critical Accounting Policies and Estimates—Service Revenue–Sensitivity Analysis" included in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 and incorporated by reference herein.

Our residuals in each securitization we have facilitated are subordinate to securities issued to investors in such securitizations and may fail to generate any revenue for us if the securitized assets only generate enough revenue to pay the investors.

Our financial results could be adversely affected if we were required to consolidate the financial results of the entities that we use for securitizations that we facilitate.

We provide structural advisory and other services for loan securitizations undertaken through Delaware statutory trusts. We do not consolidate the financial results of the trusts with our own financial results. For a discussion of our decision not to consolidate, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary—Application of Critical Accounting Policies and Estimates—Consolidation" included in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 and incorporated by reference herein. Some of the relevant accounting rules are in the process of being amended. If as a result of these amendments or changes in accounting rules we were required to consolidate the financial results of one or more trusts with our own financial results, our financial results could be adversely affected, particularly in the early years of a trust when the trust typically experiences losses.

In structuring and facilitating securitizations of our clients' loans and as holders of rights to receive residual cash flows in those trusts, we may incur liabilities to investors in the asset-backed securities those trusts issue.

We have facilitated and structured a number of different special purpose trusts that have been used in securitizations to finance student loans that our clients originate. Under applicable state and federal securities laws, if investors incur losses as a result of purchasing asset-backed securities that those trusts issue, we could be deemed responsible and could be liable to those investors for damages. If we failed to cause the trusts to disclose correctly all material information regarding an investment in the asset-backed securities or if the trust made statements that were misleading in any material respect in information delivered to investors, it is possible that we could be held responsible for that information or omission. In addition, under various agreements entered into with underwriters or financial guarantee insurers of those asset-backed securities, we are contractually bound to indemnify those persons if investors are successful in seeking to recover losses from those parties and the trusts are found to have made materially misleading statements or to have omitted material information.

We do not maintain reserves or insurance against this potential liability. If we are liable for losses investors incur in any of the securitizations that we facilitate or structure, our profitability or financial position could be materially adversely affected.

If our relationships with key clients terminate, our revenue and results of operations would be adversely affected.

We structure and support private student loan programs for commercial banks, including Bank One and Bank of America. We also structure and support private student loan programs for marketing partners that refer their borrowers to a particular lending source, such as Charter One Bank. We refer to these lenders as referral lenders. Structural advisory fees and residuals from securitization of Bank One private label loans represented approximately 43% of our total service revenue for fiscal 2004, approximately 59% of our total service revenue for fiscal 2003 and 50% of our total service revenue for fiscal 2002. Bank of America is the exclusive lender for our GATE program clients. Our GATE programs contributed 4% of our total service revenue in fiscal 2004. Structural advisory fees and residuals from securitization of Charter One-funded private label loans represented approximately 17% of our total service revenue in fiscal 2004 and 2% of our total service revenue in fiscal 2003.

Our current agreement with Bank One is scheduled to terminate in 2007, and our private label agreements with Bank of America and Charter One may terminate as early as June 2006 and May 2005, respectively. However, each client has the right to terminate our agreement on short notice, generally 30 days or less, if we materially breach our agreement, including our failure to perform at service levels specified in those contracts. In addition, under the terms of our lender clients' guaranty agreements with TERI, both the lender and TERI may propose modifications to loan program guidelines during the first calendar quarter of each year. If the parties are unable to agree on a proposed modification, such as an adjustment of the guaranty fees, the party proposing the modification has the option of terminating the guaranty agreement, effective as of May 1 of that calendar year. Under its master loan guaranty agreement with us, TERI may not propose a change to program guidelines without our consent. Similarly, under our agreements with lenders that have multi-year terms, the lender cannot change the program guidelines without our consent, which we cannot unreasonably withhold.

A significant decline in services to Bank One, Bank of America or Charter One, or the termination of guaranty agreements between those lenders and TERI, could reduce the overall volume of loans we facilitate, which could be difficult to replace through arrangements with other lenders. Our revenue, business and financial results could suffer as a result. In addition, there has been significant consolidation within the banking industry. For example, Charter One Financial, Inc., the publicly traded parent company of Charter One Bank, N.A., was recently acquired by Citizens Financial Group, Inc. and Bank One recently merged with JP Morgan

Chase & Co. Further consolidation could result in a loss of business if one or more of our clients were acquired by a lender that is not our client.

If our relationship with TERI terminates, our business could be adversely affected.

In June 2001, we purchased the loan processing operations of TERI and entered into a series of agreements to govern future securitizations of TERI-guaranteed loans. TERI continues to provide private student loan guarantee, education information and counseling services for students, and is the exclusive third party provider of borrower default guarantees for our clients' private label loans. We have entered into an agreement to provide various services to TERI and received fees from TERI for services performed of $17.4 million, or 77% of total service revenue, for the first quarter of fiscal 2005, $7.8 million, or 83% of total service revenue for the first quarter of fiscal 2004 and $35.1 million, or 18% of total service revenue, for fiscal 2004. In addition, we have agreed to undertake on a best-efforts basis to arrange or facilitate securitizations for a limited category of TERI-guaranteed loans and have the right to receive structural advisory and other fees in connection with these securitizations. We also have entered into an agreement to receive from TERI updated information about the performance of the student loans it has guaranteed to allow us to supplement our database. Each of these agreements with TERI has an initial term through June 2006. In October 2004, we exercised our option to renew each agreement for an additional five-year term, through June 2011. If our agreements with TERI terminate for any reason, or if TERI fails to comply with its obligations, our business would be adversely affected and the value of our intangible assets could be impaired for the following reasons:

•  we may not be able to offer our clients guarantee services from another guarantor and, accordingly, our access to loans and our opportunities to structure securitization transactions may diminish significantly;

•  we may not be successful in establishing an arrangement with a third party to provide the warranties that TERI currently provides to lenders related to origination services. In such case, we may be required to provide such warranties; and

•  if TERI is unable to provide guarantee services, the financial guarantee insurance coverage we obtain in securitization transactions could be more costly, if it is available at all.

In such events, demand for our services, including opportunities to structure and facilitate securitization transactions, could decline, which would adversely affect our business. In addition, the value of the loan pools in the securitization transactions we facilitate could decline and the value of our residuals could be reduced.

Our business could be adversely affected if TERI's ratings are downgraded, if TERI fails to maintain its not-for-profit status or if TERI's not-for-profit status ceased to be a competitive advantage.

In its role as guarantor in the private education lending market, TERI agrees to reimburse lenders for unpaid principal and interest on defaulted loans. TERI is the exclusive provider of borrower default guarantees for our clients' private student loans. As of September 30, 2004, TERI had a Baa3 counterparty rating from Moody's Investors Service, which is the lowest investment grade rating, and an insurer financial strength rating of A+ from Fitch Ratings. If these ratings are lowered, our clients may not wish to enter into guarantee arrangements with TERI. In addition, we may receive lower structural advisory fees because the costs of obtaining financial guarantee insurance for the asset-backed securitizations that we structure could increase. In such case, our business would be adversely affected.

TERI is a not-for-profit organization and, as a result, borrowers have been deemed unable to discharge in bankruptcy proceedings loans that TERI guarantees. If TERI loses its not-for-profit status, and TERI-guaranteed student loans become dischargeable in bankruptcy, recovery rates on these loans could decline. In such event, our business could be adversely affected for the following reasons:

•  our residuals in the securitization trusts could decline because of increased default rates and collection costs; and

•  the securitization transactions that we structure could be on less favorable terms because investors and financial guarantee insurers could become more concerned with default and recovery rates.

Assuming that TERI retains its not-for-profit status, TERI's position as the leading provider of private education loan guarantees could be adversely affected if the U.S. federal bankruptcy laws are amended to make student loans generally non-dischargeable in bankruptcy, as provided in legislation currently before the U.S. Congress. If such an amendment were enacted:

•  lenders who would currently seek a guarantee from a not-for-profit entity such as TERI in order for their private student loans to become non-dischargeable in bankruptcy may cease to do so; and

•  TERI would cease to have this competitive advantage over potential for profit providers of the services that TERI provides.

As a result of these impacts on TERI, lenders might be less inclined to utilize the TERI-guaranteed private label loan programs, which could, in turn, harm our business and results of operations.

Our business could be adversely affected if PHEAA fails to provide adequate or timely services or if our relationship with PHEAA terminates.

As of September 30, 2004, Pennsylvania Higher Education Assistance Agency, or PHEAA, serviced a majority of loans whose origination we facilitate. This arrangement allows us to increase the volume of loans in our clients' loan programs without incurring the overhead investment in servicing operations. As with any external service provider, there are risks associated with inadequate or untimely services. We regularly monitor the servicing portfolio reports, including delinquencies and defaults. A substantial increase in the delinquency rate could adversely affect our ability to access profitably the securitization markets for our clients' loans. In addition, if our relationship with PHEAA terminates, we would need to develop a relationship with another TERI-approved loan servicer, which could be time consuming and costly. In such event, our business could be adversely affected. Although we periodically review the costs associated with establishing servicing operations to service loans, we have no plans to establish and perform servicing operations at this time.

Surety limits that some of our GATE school clients face may lead us to make deposits in the securitization trusts established by The National Collegiate Trust on behalf of such schools.

We have utilized several special purpose entities for the securitizations we have structured. One of these special purpose entities, The National Collegiate Trust, has established separate securitization trusts, which we refer to as the NCT trusts, that have purchased primarily GATE loans. Some of the school clients participating in our GATE program face limits on the amount of surety coverage which our current insurance vendor is willing to provide on their behalf. This surety coverage provides NCT trust bondholders with assurance that the pledge commitment these school clients make to reimburse the NCT trusts for defaults by their student borrowers will be fulfilled. We can provide no assurance that in NCT trusts established in the future, our current insurance vendor will provide adequate surety coverage for all schools participating in the GATE program.

As these surety coverage limits are reached, we will consider various options for providing NCT trust bondholders in NCT trusts with additional credit enhancement so that school clients may continue to participate in the GATE program. For example, in our June 2004 securitization, we made a cash deposit with the NCT trust on behalf of six schools, in an amount adequate to cover the additional surety amount required beyond what the GATE program's current surety provider was willing to provide on the schools' behalf. Our aggregate cash surety deposit on behalf of these schools was $1.8 million. We could lose some or all of this deposit and future deposits we make on behalf of schools should such schools breach their commitments to reimburse the NCT trusts for defaults by their student borrowers.

The outsourcing services market for education lending is highly competitive, and if we are not able to compete effectively, our revenue and results of operations may be adversely affected.

We assist national and regional financial institutions and educational institutions, as well as businesses and other enterprises, in structuring and supporting their private education loan programs. In providing our services, we receive fees for services we provide primarily in connection with the securitization of our clients' loans. The outsourcing services market in which we operate includes a large number of service providers, some of which have greater financial, technical and marketing resources, larger customer bases, greater name recognition and more established relationships with their clients than we have. Larger competitors with greater financial resources may be better able to respond to the need for technological changes, compete for skilled professionals, build upon efficiencies based on a larger volume of loan transactions, fund internal growth and compete for market share generally. We may face competition from our clients if they choose to provide directly the services that we currently provide, and from third parties who decide to expand their services to include the suite of services that we provide. We are aware of two competitors, SLM Corporation, or Sallie Mae, and Servus Financial Corporation, an affiliate of Wells Fargo Company, that offer a similar range of services to lenders. Our business could also be adversely affected if Sallie Mae's recently announced program to market private student loans directly to consumers becomes successful or if Sallie Mae seeks to market more aggressively to third parties the full range of services for private loan programs that we provide. If we are not able to compete effectively, our revenue and results of operations may be adversely affected. In addition, if third parties choose to provide the range of services that we provide, pricing for our services may become more competitive, which could lower our profitability.

Historically, lenders in the education loan market have focused their lending activities on federal loans because of the relative size of the federal loan market and because the federal government guarantees repayment of these loans, thereby significantly limiting the lenders' credit risk. The demand for our services could decline if lenders place additional emphasis on the private education loan market and offer the services we provide.

The growth of our business could be adversely affected if annual and aggregate limitations under federal student loan programs increase.

We focus our business exclusively on the market for private education loans, and more than 90% of our business is concentrated in loan programs for post-secondary education. The availability of loans that the federal government originates or guarantees affects the demand for private student loans because students and their families often rely on private loans to bridge the gap between available funds, including family savings, grants and federal and state loans, and the costs of post-secondary education. The federal government currently places both annual and aggregate limitations on the amount of federal loans that any student can receive, and these limitations are adjusted in connection with funding authorizations from the United States Congress for programs under the Higher Education Act. The limitations on federal student loans have not been adjusted since 1992, and Congress is currently considering proposals that could increase the limitations in the future. If Congress materially increases either the annual or aggregate loan limitations, or otherwise increases the funding available under federal student loan programs, demand for private student loans could weaken, which could adversely affect the volume of private loans and the securitization transactions that we facilitate and structure and, as a result, the growth of our business.

Access to alternative means of financing the costs of education may reduce demand for private student loans.

The demand for private student loans could weaken if student borrowers use other vehicles to bridge the gap between available funds and costs of post-secondary education. These vehicles include, among others:

•  home equity loans, under which families borrow money based on the value of their real estate;

•  pre-paid tuition plans, which allow students to pay tuition at today's rates to cover tuition costs in the future;

•  529 plans, which are state sponsored investment plans that allow a family to save funds for education expenses; and

•  education IRAs, now known as Coverdell Education Savings Accounts, under which a holder can make annual contributions for education savings.

If demand for private student loans weakens, we would experience reduced demand for our services, which would seriously harm our financial results.

If competitors acquire or develop a student loan database or advanced loan information processing systems, our business could be adversely affected.

We own a proprietary database of historical information on private student loan performance that we use to help us establish the pricing provisions of new loan programs, determine the terms of securitization transactions and establish the present value of the structural advisory fees and residuals that we recognize as revenue. We also have developed a proprietary loan information processing system to enhance our application processing and loan origination capabilities. Our student loan database and loan information processing system provide us with a competitive advantage in offering our services. Third parties could create or acquire databases and systems such as ours. For example, as lenders and other organizations in the student loan market originate or service loans, they compile over time information for their own student loan performance database. If a third party creates or acquires a student loan database or develops a loan information processing system, our competitive positioning, ability to attract new clients and business could be adversely affected.

If our clients do not successfully market and sell student loans, our business will be adversely affected.

We provide outsourcing services to lenders, marketing partners and educational institutions, as well as businesses and other organizations in structuring and supporting their private education loan programs. We rely on our clients to market and sell education loans to student borrowers. If they do not devote sufficient time and resources to their marketing efforts, or if they are otherwise not successful in these efforts, then we may experience a reduction in the volume of loans that we process and securitize, and our business will be adversely affected.

Changes in interest rates could affect the value of our additional structural advisory fees and residuals receivables, as well as demand for private student loans and our services.

Student loans typically carry floating interest rates. Higher interest rates would increase the cost of the loan to the borrower, which in turn, could lessen demand for our services and cause an increase in prepayment and default rates for outstanding student loans. If this occurs, we may experience a decline in the value of our additional structural advisory fees and residuals receivables in connection with the securitizations that we facilitate. In addition, most of the student loans that our clients originate carry floating rates of interest tied to prevailing short-term interest rates. An increase in interest rates could reduce borrowing for education generally, which, in turn, could cause the overall demand for our services to decline.

If we are unable to protect the confidentiality of our proprietary database and information systems and processes, the value of our services and technology will be adversely affected.

We rely on trade secret laws and restrictions on disclosure to protect our proprietary database and information systems and processes. We have entered into confidentiality agreements with third parties and with some of our employees to maintain the confidentiality of our trade secrets and proprietary information. These methods may neither effectively prevent disclosure of our confidential information nor provide meaningful protection for our confidential information if there is unauthorized use or disclosure.

We own no patents and have filed no patent applications with respect to our proprietary database or loan information processing systems. Accordingly, our technology is not covered by patents that would preclude or inhibit competitors from entering our market. Monitoring unauthorized use of the systems and processes that we developed is difficult, and we cannot be certain that the steps that we have taken will prevent unauthorized use of our technology. Furthermore, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our proprietary information. If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and services will be adversely affected.

An interruption in or breach of our information systems may result in lost business.

We rely heavily upon communications and information systems to conduct our business. As we implement our growth strategy and increase our volume of business, that reliance will increase. Any failure or interruption, or breach in security, of our information systems or the third party information systems on which we rely could cause underwriting or other delays and could result in fewer loan applications being received, slower processing of applications and reduced efficiency in loan processing. A failure, interruption or breach in security could also result in an obligation to notify clients in states such as California that require such notification, with possible civil liability resulting from such failure, interruption or breach. We cannot assure you that such failures, interruptions or breaches will not occur, or if they do occur that we or the third parties on which we rely will adequately address them. We have implemented precautionary measures to avoid systems outages and to minimize the effects of any data or telephone systems interruptions, but we have not instituted fully redundant systems. The occurrence of any failure, interruption or breach could significantly harm our business.

The loan origination process is becoming increasingly dependent upon technological advancement, and we could lose clients and market share if we are not able to keep pace with rapid changes in technology.

Our ability to handle an increasing volume of transactions is based in large part on the advanced systems and processes we have implemented and developed. The loan origination process is becoming increasingly dependent upon technological advancement such as the ability to process loans over the Internet, accept electronic signatures and provide process updates instantly. Our future success depends in part on our ability to develop and implement technology solutions that anticipate and keep pace with these and other continuing changes in technology, industry standards and client preferences. We may not be successful in anticipating or responding to these developments on a timely basis. If competitors introduce products, services, systems and processes that are better than ours or that gain greater market acceptance, those that we offer or use may become obsolete or noncompetitive. Any one of these circumstances could have a material adverse effect on our ability to obtain and retain key clients.

We may be required to expend significant funds to develop or acquire new technologies. If we cannot offer new technologies as quickly as our competitors, we could lose clients and market share. We also could lose market share if our competitors develop more cost effective technologies than those we offer or develop.

We have expanded our operations rapidly in recent years, and if we fail to manage effectively our growth, our financial results could be adversely affected.

The number of our employees increased to 539 regular employees and 134 seasonal and part time employees as of September 30, 2004 from 275 regular employees and 26 seasonal employees as of September 30, 2003. Many of these employees have very limited experience with us and a limited understanding of our systems and controls. From our inception to September 30, 2004, our assets have grown to $337.8 million. Our revenue increased to $199.3 million in fiscal 2004 from $91.4 million for fiscal 2003 and $41.3 million for fiscal 2002. Our growth may place a strain on our management systems and resources. We must continue to refine and expand our business development capabilities, our systems and processes and our access to financing sources. As we grow, we must continue to hire, train, supervise and manage new employees. We cannot assure you that we will be able to:

•  expand our systems effectively;

•  allocate our human resources optimally;

•  identify and hire qualified employees; or

•  incorporate effectively the components of any business that we may acquire in our effort to achieve growth.

If we are unable to manage our growth, our operations and our financial results could be adversely affected.

If we become subject to the licensing or registration laws of any jurisdiction or any additional government regulation, our compliance costs could increase significantly.

Although we are subject to certain state and federal consumer protection laws, which are subject to change, we believe our operations currently do not require us to be licensed with any regulatory body and only require us to be registered with one regulatory body. The Massachusetts Division of Banks ruled that our business with TERI is not subject to licensure because, as a provider of loan origination outsourcing services, we do not conduct lending business with consumers in our own name and our processing centers are not generally open to the public.

The Massachusetts Small Loan Act requires any person that is engaged, for compensation, in the business of making small loans, or in aiding or assisting the borrower or the lender in procuring or making such loans, to obtain a license. Under the statute, the business of making small loans includes the making of loans of $6,000 or less with interest rates and expenses of more than 12% per year. We could become subject to the Small Loan Act in the future if, for example, interest rates exceed 12% or the Massachusetts Division of Banks revokes its previous determination that our operations are exempt.

We could also become subject to licensing laws due to changes in existing federal and state regulations. The Massachusetts legislature could, for example, modify the statutory requirements under the Small Loan Act. If the Massachusetts legislature, or any other state or federal regulatory authority, changes existing laws and rules, or enacts new laws or rules, we could be forced to make changes in our relationships with lenders, educational institutions, guarantors, servicers or the trusts involved in the securitizations that we facilitate. Specifically, changes in existing laws and rules could also require us to implement additional or different programs and information technology systems and could impose licensing, capital and reserve requirements and additional costs, including administrative, compliance and third party service costs.

We could also become subject to regulatory requirements in Massachusetts and other states if we engage in certain regulated activities in the future, such as loan guarantees, or if our operations became sufficiently localized in other states to trigger licensing or registration requirements. We have consulted with national counsel regarding state laws outside of Massachusetts governing the licensing and registration of loan brokers and loan arrangers. As a result of that legal review, we have consulted with local counsel in relevant states. Based on the advice of local counsel and, in some states, additional informal advice from state regulators, we have concluded that no such licenses or registrations are required, except in Pennsylvania, where local counsel has advised us that we need to register as a "loan broker" with the Pennsylvania Department of Banking. We are in the process of completing and filing that registration. While we have not received formal licensing or registration rulings from states other than Massachusetts, we do not believe that any other state would have jurisdiction over our operations because:

•  all of our contracts with consumers are conducted in the name of federal and state chartered financial institutions, which generally are exempt from additional licensure of the business of lending, or in the name of TERI, which has satisfied Massachusetts licensure requirements; and

•  our contacts with borrowers outside of Massachusetts occur exclusively in interstate commerce, through the mail, by phone and through the Internet.

If any state asserts jurisdiction over our business, we will proceed with licensing or registration in the affected state. Our activities in that state could be curtailed pending processing of a licensing application or registration, and we could be subject to civil or criminal penalties.

We believe that our consultations with national and local counsel have identified all material licensing, registration and regulatory requirements that could apply to our business outside of Massachusetts. The risk remains, however, that an unusual regulatory regime could exist in a state that would permit such state, even if we were not physically present, to assert successfully jurisdiction over our operations for services we provide through the mail, by phone, through the Internet or by other remote means. Our failure to comply with such requirements could subject us to civil or criminal penalties and could curtail our ability to continue to conduct business in that jurisdiction. In addition, compliance with such requirements could involve additional costs. Either of these consequences could have a material adverse effect on our business and results of operations.

In addition, other organizations with which we work, including TERI, are subject to licensing and extensive governmental regulations, including truth-in-lending laws and other consumer protection regulations. From time to time we have, and we may in the future, become responsible for compliance with these regulations under contractual arrangements with our clients. If we fail to comply with these regulations, we could be subject to civil or criminal penalties.

Failure to comply with consumer protection laws could subject us to civil and criminal penalties and affect the value of our assets. Compliance with recently enacted identity theft laws and regulations will increase the cost and complexity of our operations and may reduce our ability to process growing loan volumes in a timely fashion.

The federal government and state governments regulate extensively the financial institutions and other entities that originate loans in the student loan market. These regulations include usury, disclosure, credit reporting, identity theft, privacy, fraud and abuse and other laws to protect borrowers. Violations of the laws or regulations governing our operations or the operation of TERI or our other clients could result in the imposition of civil or criminal penalties, the cancellation of our contracts to provide services or exclusion from participating in education loan programs. These penalties or exclusions, were they to occur, would negatively impair our ability to operate our business. In addition, the loan assets held by securitization trusts that we have structured could be adversely impacted by violation of consumer protection laws. In such event, the value of our residual interests could also be adversely impacted. In some cases, such violations may render the loan assets unenforceable.

The Fair and Accurate Credit Transactions Act of 2003 imposes significant new federal law requirements on loan application processors, including requirements with respect to resolving address inconsistencies, responding to "red flags" of potential identity theft and processing identity theft notices and other requirements that will require both changes to automated loan processing and the creation of manual exception systems. These new requirements will strain systems and personnel that are already undergoing rapid change due to loan volume growth. Failure to comply with these requirements will violate our obligations to the lenders we serve and could subject them to regulatory action and result in termination of our processing contracts.

The price of our common stock may be volatile.

The trading price of our common stock may fluctuate substantially. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our shares of common stock. Those factors that could cause fluctuations include, but are not limited to, the following:

•  difficulties we may encounter in the securitizations that we structure or the loss of opportunities to structure securitization transactions;

•  price and volume fluctuations in the overall stock market from time to time;

•  significant volatility in the market price and trading volume of financial services and process outsourcing companies;

•  actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•  general economic conditions and trends;

•  negative publicity about the student loan market generally or us specifically;

•  major catastrophic events;

•  loss of a significant client or clients;

•  sales of large blocks of our stock; or

•  departures of key personnel.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

We have only been a public company since October 2003. For the eleven month period ended September 30, 2004, the average daily trading volume of our common stock on the New York Stock Exchange was less than 250,000 shares. As a result, future sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect the then-prevailing market price of our common stock.

In connection with this offering, all selling stockholders and all parties to the registration rights agreement dated November 3, 2004 have entered into a lock-up agreement with the underwriters of this offering. As a result of these lock-up agreements, approximately 32,398,555 shares are subject to contractual restrictions on resale, through the date 90 days after the date of this prospectus.

The market price of shares of our common stock may drop significantly if our stockholders subject to the lock-up agreement sell a substantial number of shares when the restrictions on resale lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors and executive officers, and entities affiliated with them, will beneficially own approximately 52% of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Some provisions in our certificate of incorporation and by-laws may deter third parties from acquiring us.

Our certificate of incorporation and by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

•  only our board of directors, the chairman of our board of directors or our president may call special meetings of our stockholders;

•  our stockholders may take action only at a meeting of our stockholders and not by written consent;

•  we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•  our directors may be removed only for cause by the affirmative vote of a majority of the directors present at a meeting duly held at which a quorum is present, or the holders of 75% of the votes that all stockholders would be entitled to cast in the election of directors; and

•  we impose advance notice requirements for stockholder proposals.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

Section 203 of the Delaware General Corporation Law may delay, defer or prevent a change in control that our stockholders might consider to be in their best interests.

We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits "business combinations" between a Delaware corporation and an "interested stockholder," which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock, for a three-year period following the date that such stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

Forward looking statements and projections

This prospectus (including the documents incorporated by reference herein) contains forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Forward looking statements relate to future events or our future financial performance. We generally identify forward looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our, our clients' or our industry's actual results, levels of activity, performance or achievements expressed or implied by these forward looking statements, to differ. The "Risk Factors" section as well as other sections in this prospectus and those sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2004 and our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 and "Business" included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2004, each incorporated by reference herein, discuss some of the factors that could contribute to these differences.

The forward looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations and financial condition and the market price of our common stock.

Use of proceeds

All of the shares of common stock in the offering are being sold by the selling stockholders. We will not receive any proceeds from this offering.

Price range of common stock

Our common stock has been listed on the New York Stock Exchange under the trading symbol FMD since our initial public offering on October 31, 2003. Prior to that time, there was no public market for our common stock. The following table sets forth the high and low closing sales prices of our common stock, as reported by the New York Stock Exchange, for each of the periods listed.

	High	Low

Fiscal 2004
Second Quarter (commencing October 31, 2003)	$25.06	$20.30
Third Quarter	32.50	22.45
Fourth Quarter	41.05	29.00
Fiscal 2005
First Quarter	$49.97	$37.76
Second Quarter	57.88	47.86
Third Quarter (through January 6, 2005)	58.11	56.28

The last reported sale price of our common stock on the New York Stock Exchange on January 6, 2005 was $58.11 per share. As of January 6, 2005, we had 47 holders of record of our common stock.

Dividend policy

We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future. Our board of directors will have discretion in determining whether to declare or pay dividends, which will depend upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant. In addition, covenants in our credit agreement impose restrictions on our ability to declare and pay cash dividends in the event that we are in default.

Capitalization

The following table sets forth our capitalization as of September 30, 2004. You should read the following table in conjunction with our unaudited condensed consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 and incorporated by reference herein.

As of September 30, 2004
(in thousands, except share and per share data)

Notes payable, net of current portion	$5,107

Stockholders' equity
Preferred stock, par value $0.01 per share; 20,000,000 shares authorized; no shares issued or outstanding	—
Common stock, par value $0.01 per share; 100,000,000 shares authorized; 64,446,739 shares issued and outstanding	644
Additional paid-in capital	164,652
Retained earnings	108,572

Total stockholders' equity	273,868

Total capitalization	$278,975

Selling stockholders

The following table sets forth information with respect to the beneficial ownership of our common stock by each of the selling stockholders as of October 31, 2004, except as otherwise indicated below.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations prior to the offering are based on 64,570,739 shares outstanding as of October 31, 2004. Percentage ownership calculations after the offering are based on 65,451,591 shares to be outstanding after giving effect to the exercise, after October 31, 2004, of stock options to purchase 880,852 shares of common stock that are being sold in this offering. The selling stockholders have granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 513,078 additional shares to cover over-allotments. Information in the following table assumes that the underwriters do not exercise their over-allotment option.

To the extent that any shares of common stock are issued on exercise of stock options, there may be dilution to new public investors.

						Beneficial ownership after the offering
	Beneficial ownership prior to the offering
					Shares being offered	Shares beneficially owned
Name and address of beneficial owner(1)	Shares beneficially owned(2)		Right to acquire within 60 days of October 31, 2004	Percentage				Percentage

The Alexander 2003 Investment Trust(3)	16,619,259		—	25.7%	1,739,130	14,880,129		22.7%
Ralph M. James	2,117,880	(4)	1,742,880	3.2%	880,852	1,237,028	(4)	1.9%
General Reinsurance Corp.	351,325		—	*	305,500	45,825		*
Stephen E. Anbinder	3,852,245	(5)	—	6.0%	100,003	3,752,242	(5)	5.7%
Everest Reinsurance Company	105,398		—	*	91,650	13,748		*
The Anbinder Family Foundation	130,000	(6)	—	*	73,913	56,087	(6)	*
Acuity, A Mutual Insurance Company	70,265		—	*	61,100	9,165		*
Primerica Life Insurance Company	70,265		—	*	61,100	9,165		*
The Berkley Foundation, Inc.	99,011	(7)	—	*	30,550	68,461	(7)	*
Roberston Ward Blanch	35,133		—	*	30,550	4,583		*
William R. Berkley	7,077,761	(8)	12,000	11.0%	21,739	7,025,472	(8)	10.7%
Frank J. Tasco	14,053		—	*	12,220	1,833		*
Sanford I. Weill	14,053		—	*	12,220	1,833		*

*      Represents less than 1% of the outstanding shares of common stock.

(1)   Except as otherwise indicated, addresses are c/o The First Marblehead Corporation, The Prudential Tower, 800 Boylston Street, 34th Floor, Boston, MA 02199.

(2)   Includes shares issuable pursuant to options exercisable within 60 days of October 31, 2004.

(3)   Leslie L. Alexander, one of our directors, is one of the beneficiaries of The Alexander 2003 Investment Trust.

(4)   Includes 317,880 shares issuable pursuant to options granted by Daniel Maxwell Meyers and Stephen E. Anbinder and exercisable within 60 days of October 31, 2004. Also includes 40,000 shares held by the Ralph M. and Janice A. James Family Irrevocable Trust, of which Mr. James disclaims beneficial ownership. All shares being offered are shares held by Mr. James. Mr. James is our Vice Chairman.

(5)   Includes 2,600,000 shares held by Roxbury Management Company, LLC. Mr. Anbinder owns four voting units in The Roxbury Management Company, LLC, and the remaining 96 non-voting units are owned by Mr. Anbinder's family members or family trusts. Mr. Anbinder is the sole manager of The Roxbury Management Company, LLC. Also includes 131,608 shares of common stock held of record by Mr. Anbinder that are subject to an option agreement between Mr. Anbinder and Ralph M. James. Excludes 130,000 shares of common stock contributed by Mr. Anbinder by gift to The Anbinder Family Foundation in November 2004. Mr. Anbinder is our Vice Chairman.

(6)   In November 2004, Stephen E. Anbinder, our Vice Chairman, contributed 130,000 shares of common stock by gift to The Anbinder Family Foundation. Mr. Anbinder disclaims beneficial ownership of these shares.

(7)   William R. Berkley, our lead director, has sole voting and investment power with respect to the shares of common stock held by The Berkley Foundation, Inc.

(8)   Includes shares held as of November 19, 2004 by Interlaken Investment Partners, L.P., which was, prior to November 19, 2004, one of our 10% stockholders, as well as shares held by each of Berkley Peninsula LLC, The Berkley Foundation, Inc. and Interlaken Management Partners, L.P. Mr. Berkley, our lead director, is the President and sole shareholder of Lake Management, Inc., which is the sole general partner of Interlaken Management Partners, L.P., which is the sole general partner of Interlaken Investment Partners, L.P. As such, Mr. Berkley indirectly controls Interlaken Management Partners, L.P. and Interlaken Investment Partners, L.P. and may be deemed to have beneficial ownership of the 690,498 and 5,286,154 shares of common stock held as of November 19, 2004 by Interlaken Management Partners, L.P. and Interlaken Investment Partners, L.P., respectively. Mr. Berkley disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. In addition, Mr. Berkley has sole voting and investment power with respect to 99,011 shares of common stock held as of November 19, 2004 by The Berkley Foundation, Inc. and 250,000 shares held as of November 19, 2004 by Berkley Peninsula LLC.

Underwriting

First Marblehead, the selling stockholders and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. J.P. Morgan Securities Inc. is acting as sole book-running manager of this offering, and J.P. Morgan Securities Inc., Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. are acting as the representatives of the underwriters.

Underwriters	Number of shares

J.P. Morgan Securities Inc.
Goldman, Sachs & Co.
Bear, Stearns & Co. Inc.

Total	3,420,527

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 513,078 shares from selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 513,078 additional shares.

Paid by the selling stockholders	No exercise	Full exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $       per share from the initial price to the public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $       per share from the initial price to the public. If all the shares are not sold at the initial price to the public, the representatives may change the offering price and the other selling terms.

First Marblehead, all of the selling stockholders and all stockholders party to the registration rights agreement dated November 3, 2004 have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with limited exceptions. This agreement does not apply to any existing employee benefit plans.

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

In accordance with the registration rights agreement dated as of November 3, 2004, among First Marblehead and certain of its stockholders, including each of the selling stockholders, First Marblehead will bear all of the expenses of the selling stockholders in this offering, excluding underwriting discounts and commissions. These expenses include the SEC registration fee, the National Association of Securities Dealers, Inc. fee, printing and mailing expenses, legal fees and expenses, accounting fees and expenses, and other miscellaneous expenses. First Marblehead estimates that the total expenses of the offering other than underwriting discounts and commissions will be approximately $500,000.

First Marblehead and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, which we refer to as the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and will contribute to payments that the underwriters may be required to make in respect of those liabilities.

Each underwriter has represented, warranted and agreed that:

•  it has not offered or sold and, prior to the expiration of a period of six months from the closing of this offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve acquiring, holding, managing or disposing of investments, whether as principal or agent, for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•  it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Company; and

•  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

The shares have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking and lease financing services for First Marblehead or the securitization trusts structured by First Marblehead, for which they received or will receive customary fees and expenses.

In addition, effective July 1, 2004, Bank One Corporation, an affiliate of Bank One N.A., merged with and into J.P. Morgan Chase & Co., an affiliate of J.P. Morgan Securities Inc. Structural advisory fees and residuals upon securitization of Bank One private label loans represented approximately 43% of our total service revenue for fiscal 2004 and 59% of our total service revenue for fiscal 2003.

Legal matters

Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts has passed upon the validity of the shares of common stock offered hereby. Legal matters relating to this offering will be passed upon for the underwriters by Goodwin Procter LLP, Boston, Massachusetts.

Experts

The consolidated financial statements of The First Marblehead Corporation and its subsidiaries as of June 30, 2004 and 2003, and for each of the years in the three year period ended June 30, 2004, have been incorporated by reference in this prospectus from The First Marblehead Corporation's annual report on Form 10-K for the fiscal year ended June 30, 2004 in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-3 (File Number 333-120740) under the Securities Act with respect to the shares of common stock the selling stockholders are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational requirements of the Exchange Act and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Incorporation of certain documents by reference

We are incorporating by reference certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Information in documents that we file with the SEC after the date of this prospectus will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering.

1.     Our Annual Report on Form 10-K for the year ended June 30, 2004, filed with the SEC on September 15, 2004;

2.     Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed with the SEC on November 12, 2004;

3.     Our Current Report on Form 8-K filed with the SEC on December 14, 2004;

4.     Our Current Report on Form 8-K filed with the SEC on November 24, 2004;

5.     Our Current Report on Form 8-K filed with the SEC on November 12, 2004;

6.     Our Current Report on Form 8-K dated October 28, 2004, filed with the SEC on October 28, 2004 (other than Item 2.02 and Exhibit 99.1 of the Form 8-K which were furnished and not filed with the SEC and are not incorporated by reference into this prospectus), as amended by Amendment No. 1 on Form 8-K/A filed on November 23, 2004;

7.     Our Current Report on Form 8-K filed with the SEC on October 28, 2004;

8.     Our Current Report on Form 8-K filed with the SEC on October 8, 2004;

9.     The description of our common stock contained in our Registration Statement on Form 8-A/A filed with the SEC on January 6, 2005; and

10.  All of our filings pursuant to the Exchange Act after the date of filing the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of the registration statement.

You may request a copy of these documents incorporated by reference in this prospectus, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

      The First Marblehead Corporation
      The Prudential Tower
      800 Boylston Street, 34th Floor
      Boston, MA 02199
      Attention: Chief Financial Officer
      Telephone: (800) 895-4283

3,420,527 shares

Common stock

Prospectus

JPMorgan	Goldman, Sachs & Co.
Bear, Stearns & Co. Inc.

                           , 2005

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside of the United States to permit a public offering of the common stock or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside of the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Part II
Information not required in prospectus

Item 14.    Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee and the NASD filing fees.

Amount To Be Paid

SEC registration fee	$27,912
National Association of Securities Dealers Inc. fee	22,530
Printing and mailing expenses	64,800
Legal fees and expenses	250,000
Accounting fees and expenses	125,000
Miscellaneous expenses	9,758

Total	$500,000

Item 15. Indemnification of directors and officers

Article SEVENTH of our Restated Certificate of Incorporation, as amended to date (the "Charter"), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Article EIGHTH of our Charter provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of our company, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our Charter provides that we will indemnify any Indemnitee who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer of our company, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that an Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

As a condition precedent to the right of indemnification, an Indemnitee must give us notice of the action for which indemnity is sought and we have the right to participate in such action or assume the defense thereof.

Article EIGHTH of our Charter further provides that the indemnification provided therein is not exclusive, and provides that no amendment, termination or repeal of the relevant provisions of the Delaware corporate law statute or any other applicable law will diminish the rights of any Indemnitee to indemnification under our Charter.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

We maintain a general liability insurance policy which covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), against certain liabilities.

Item 16. Exhibits

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-3, which Exhibit Index is incorporated herein by reference.

Item 17. Undertakings

The undersigned registrant hereby undertakes that, for purpose of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boston, Commonwealth of Massachusetts, on January 7, 2005.

THE FIRST MARBLEHEAD CORPORATION
By:	/s/ DONALD R. PECK Donald R. Peck Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to the registration statement has been signed by the following persons in the capacities indicated on January 7, 2005:

Signature	Title(s)

/s/ DANIEL MAXWELL MEYERS Daniel Maxwell Meyers	Chief Executive Officer, President and Chairman (Principal Executive Officer)
/s/ DONALD R. PECK Donald R. Peck	Executive Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)
/s/ LESLIE L. ALEXANDER* Leslie L. Alexander	Director
/s/ STEPHEN E. ANBINDER* Stephen E. Anbinder	Director
/s/ WILLIAM R. BERKLEY* William R. Berkley	Director
/s/ DORT A. CAMERON III* Dort A. Cameron III	Director
/s/ GEORGE G. DALY* George G. Daly	Director
/s/ PETER S. DROTCH* Peter S. Drotch	Director
/s/ WILLIAM D. HANSEN* William D. Hansen	Director
*By:	/s/ DONALD R. PECK Donald R. Peck Attorney-in-fact

Exhibit index

Number		Description

1.1		Form of Underwriting Agreement
4.1	*	Restated Certificate of Incorporation of the Registrant, as amended
4.2	(1)	Amended and Restated By-laws of the Registrant
4.3	(2)	Registration Rights Agreement, dated as of November 3, 2004, among the Registrant and certain stockholders of the Registrant
4.4	(1)	Specimen certificate for shares of common stock
5.1		Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
23.1		Consent of KPMG LLP
23.2		Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
24.1	*	Power of Attorney (included on page II-4)
*
Previously filed.

(1)   Incorporated by reference to the exhibits to the Registrant's registration statement on Form S-1 (File No. 333-108531).

(2)   Incorporated by reference to exhibits to the Registrant's current report on Form 8-K filed with the SEC on November 12, 2004.

QuickLinks

Table of contents
Prospectus summary
The First Marblehead Corporation
The offering
Summary consolidated financial and other data
Risk factors
Forward looking statements and projections
Use of proceeds
Price range of common stock
Dividend policy
Capitalization
Selling stockholders
Underwriting
Legal matters
Experts
Where you can find more information
Incorporation of certain documents by reference
Part II Information not required in prospectus
  Item 14. Other expenses of issuance and distribution
  Item 15. Indemnification of directors and officers
  Item 16. Exhibits
  Item 17. Undertakings
Signatures
Exhibit index